[Letterhead of Latham & Watkins LLP]

October 27, 2005

VIA EDGAR AND VIA HAND DELIVERY

Donald C. Hunt, Esq.
Attorney-Advisor
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

  Re:
  New Athletics, Inc.
  Amendment No. 4 to Registration Statement on Form S-4
  Filed October 27, 2005
  File No. 333-126098

Dear Mr. Hunt:

        On behalf of New Athletics, Inc. ("New Athletics" or "Newco") and in response to the letter from Russell Mancuso, Branch Chief, dated October 24, 2005 (the "Comment Letter") and addressed to Mr. Jerauld J. Cutini, Chief Executive Officer of Newco, enclosed herewith is Amendment No. 4 to Newco's Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the "SEC") on June 24, 2005, as amended by Amendment No. 1 to Newco's Registration Statement on Form S-4 filed with the SEC on August 26, 2005, as further amended by Amendment No. 2 to Newco's Registration Statement on Form S-4 filed with the SEC on September 28, 2005 and as further amended by Amendment No. 3 to Newco's Registration Statement on Form S-4 filed with the SEC on October 14, 2005 (collectively, the "Registration Statement"). We will separately deliver to you four copies of Amendment No. 4 to the Registration Statement, marked to show changes made in response to the Comment Letter.

        For ease of review, we have set forth the numbered comments of the Comment Letter and Newco's responses thereto.

Questions and Answers About the Merger Transaction, page 1

1.
We reissue prior comment 3, which sought disclosure quantifying the expected benefits to Trikon's and Aviza's executive officers in the "Questions and Answers" or "Summary" section of the prospectus.

  Response:    Newco has revised the disclosure on page 6 in response to the Staff's comment.

What vote was required, page 5

2.
Regarding your response to comment 5:

•
We note your references to the investment decision in the footnotes to the fee table. Please tell us what investment decision remains to be made in connection with the merger by the remaining Aviza security holders.

•
It appears that Aviza previously submitted the matter to the vote of security holders without registration under the Securities Act. It is inconsistent with Section 5 of the Act to complete an unregistered transaction via a registration statement.

  Response:    Pursuant to our telephone conversation with Donald C. Hunt of the Staff on October 26, 2005, Newco will only register the shares of Newco common stock issuable in connection with the merger transaction to Aviza's stockholders other than the affiliates of VantagePoint Venture Partners that voted to adopt the merger agreement.

Each of Trikon and Aviza…, page 27

3.
We are unable to agree with part (2) of your response to comment 6. As noted in paragraph M.20 of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 1997), the filing of Form 8-A does not affect the status of a successor under rule 12g-3. Additionally, both that telephone interpretation and the rule 12g-3 proposing release make clear that a purpose of the rule is to eliminate possible gaps in the application of Exchange Act protection to the security holders. Therefore, New Athletics will be a successor issuer per rule 12g-3. Please revise your disclosure accordingly.

  Response:    Pursuant to our conversation with Jonathan Ingram, Robin Manos and Donald C. Hunt of the Staff on October 25, 2005, Newco will succeed to Trikon's Exchange Act reporting status by virtue of Rule 12g-3(a) and will file a Current Report on Form 8-K upon the completion of the merger transaction to report this succession in accordance with Rule 12g-3(f). However, because Newco will not meet the eligibility requirements for the use of Form S-3 upon the completion of the merger transaction, Newco will not succeed to Trikon's status as an "accelerated filer" and thus will not have to comply with the requirements of Item 308 of Regulation S-K or Section 404 of the Sarbanes-Oxley Act of 2002 until the end of its fiscal year ending in September 2007. Newco has also added a new risk factor on page 29 to this effect.

Exhibits

4.
We note your response to prior comment 11. We further note that Trikon Technologies requested confidential treatment for portions of this agreement. We will review and provide any comments on Trikon's request separately. Comments on Trikon's request must be resolved before we may accelerate the effectiveness of this registration statement.

  Response:    The Staff's comment is hereby acknowledged.

********************

        We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 395-8277 or Errol Hunter at (415) 395-8067 with any questions or comments regarding this correspondence.

Very truly yours,
/s/ ANDREW S. WILLIAMSON
Andrew S. Williamson of LATHAM & WATKINS LLP

Enclosures.

cc:
Jerauld J. Cutini, Aviza Technology, Inc.
Patrick C. O'Connor, Aviza Technology, Inc.
John Macneil, Trikon Technologies, Inc.
Christopher L. Kaufman, Latham & Watkins LLP
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, Professional Corporation